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Lester Crafton



NATIONAL ENERGY
LARING A NATIO
ERGY EMERGEN

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Started New Job at Ovanova
August 12, 2015

Moved to West Hollywood, California
March 2, 2015

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Comment as Kaila Nicole

Lester Crafton
May 12 at 5:58 AM

Hello friends, would you be wiling to support something simple that's going to help a lot of people?

If so, before we let the general public know, as early as Tuesday, about what we created a month ago, designed, filed a patent for, and built the v1 prototype of, I would consider it a personal favor if you would:

1. Click the link below.
2. Tap the "Watch for Updates"/"Follow" button.
3. Follow along.

https://wefunder.com/ovanovapet

That's it, unless you care to do more.

You'll get a notification when the campaign is public.

We're doing crowdfunding less for financial purposes than for awareness.

The support (likes, shares, and financial) a campaign receives during the first 24 hours determines the overall awareness created.

I'll be on some podcasts, and I'm sure writing here and elsewhere, explaining why this particular moment in time calls for a community and citizen-led response to providing resilient power options.

Energy is about to get scarce and expensive over the next decade in a way it hasn't been since the 1970's, if ever. Storms are getting stronger. This is a way for citizens and communities to be stronger than the storms, protect people, and guard the grid.

In other words, it's something you'll be increasingly happy you supported when you see it roll out over the next decade.

I'm just asking for a link clicked and button pushed.

So consider this a personal invitation to be let in on our secret a little early bc you're my friend on facebook.

We're still working on the final content on the page, but I'd love to hear comments and questions as well to understand what some of the FAQ's and concerns may be.

I apologize for not reaching out to everyone personally; things are moving super fast right now.

Thank you for your support and God Bless America.

@highlight @followers



WEFUNDER.COM

Invest in Ovanova: Ovanova PET (Portable Energy Trailer)

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Cro...

Deva Madhava Das, John Maurice Carey and 25 others · 17 comments · 9 shares

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Amy Crafton
Proud of all the hard work you have done on this project! May God bless. ❤️
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